ZENITECH CORPORATION
1000 N. West Street, Suite 1200, Wilmington, DE 19801
Phone: (302) 295-4898  Fax: (302) 295 480
Web site: www.zenitechcorp.com

December 14, 2010

VIA EDGAR AND FAX

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:	Pamela A. Long, Assistant Director

Dear Sirs:

Re:       Zenitech Corporation
Request for Acceleration of Effective Date for Registration Statement on Form S-1
Filed September 20, 2010
File No. 333-169494

I am the President and Chief Executive Officer of Zenitech Corporation (the “Company”) and write this letter on its behalf.  In connection with the Company’s Form S-1 Registration Statement filed on December 8, 2010, the Company respectfully applies for an acceleration of the effective date of its Registration Statement to 5:00 p.m. (EDT) Thursday, December 16, 2010 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company, and in connection with the acceleration request it also acknowledges that:

(a)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any additional information.

Yours truly,

ZENITECH INC.

Per:  /s/ Hong Yang
       Hong Yang
       President and CEO

cc:           Dennis Brovarone, Esq. (by fax: 303-466-4826)
cc:           Bacchus Law Corporation (by fax: 604-632-1730)
Attention:  Kari Richardson